UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Advocat Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007586100

(CUSIP Number)

Ryan D. Thomas Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-7765

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

Explanatory Note

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) constitutes the ninth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on May 20, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 28, 2011, Amendment No. 2 to Schedule 13D filed with the Commission on August 5, 2011, Amendment No. 3 to Schedule 13D filed with the Commission on August 15, 2011, Amendment No. 4 to Schedule 13D filed with the Commission on September 29, 2011, Amendment No. 5 to Schedule 13D filed with the Commission on November 22, 2011, Amendment No. 6 to Schedule 13D filed with the Commission on January 13, 2012, Amendment No. 7 to Schedule 13D filed with the Commission on May 11, 2012 and Amendment No. 8 to Schedule 13D filed with the Commission on May 16, 2012 (“Amendment No. 8”). This Amendment No. 9 is being filed by the Reporting Persons to amend Item 4 and Item 7 below. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 8.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following:

On June 5, 2012, Covington issued an open letter to the Issuer’s Board through a press release urging the Issuer to engage with Covington in regard to Covington’s proposal to purchase all the common shares of the Issuer for $8.50 per share in a negotiated transaction and to make public, for the benefit of all shareholders, the specifics of the Issuer’s strategic plan. A copy of the press release is attached hereto as Exhibit J and is incorporated herein by reference. As described in more detail in the press release, Covington notes that as of the date of the letter there is still no indication from the Issuer that a financial advisor has been engaged to evaluate Covington’s proposal against the Issuer’s current strategic plan or to provide an opinion on the merits of Covington’s proposal relative to the Issuer’s other alternatives.

Covington’s press release stated that Covington has heard from a number of shareholders, large and small, that they are unhappy with the Issuer’s refusal to engage with Covington. In addition, the press release stated that shareholders are dissatisfied with the lack of information provided by the Issuer and the lack of explanation as to how the Issuer will deliver more value to shareholders through its strategic initiatives.

Covington stated that the Issuer’s shareholders expect and deserve even more transparency on the Issuer’s analysis of Covington’s proposal and the Issuer’s strategic alternatives if the Issuer does not have the financial opinion of an independent financial advisor.

In concluding the press release, Covington requests that the Issuer provide at the annual meeting this Thursday, June 7, 2012, a comprehensive web-cast presentation on why and how the Issuer’s strategic plan will deliver value in excess of Covington’s proposal.

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Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit J.     Press Release, dated June 5, 2012.

(Page 3 of 4 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 5, 2012

COVINGTON HEALTH GROUP, LLC*

By:	/s/ John E. McMullan
Name:	John E. McMullan
Title:	Manager

CAMDEN REAL ESTATE COMPANY*

By:	/s/ John F. McMullan
Name:	John F. McMullan
Title:	President

/s/ John E. McMullan*
John E. McMullan

/s/ John F. McMullan*
John F. McMullan

/s/ Joseph T. Watters, III*
Joseph T. Watters, III

*	By Attorney–in–Fact, pursuant to Power of Attorney

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

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